# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anywhere Real Estate Inc., CIK 0001398987
CUSIP: 75605Y106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 175 Park Avenue, Madison, New Jersey (NJ), 07940
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0001999371-23-000129
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Bradford Berenson, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,692,993; sole dispositive power 0; shared dispositive power 9,692,993; aggregate amount beneficially owned 9,692,993 (8.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 111,261,825 shares of Common Stock (as defined below) outstanding as of February 21, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer (as defined below) with the U.S. Securities and Exchange Commission (the "Commission") on February 25, 2025.
- Angelo, Gordon & Co., L.P. (CIK 0000860662): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,692,993; sole dispositive power 0; shared dispositive power 9,692,993; aggregate amount beneficially owned 9,692,993 (8.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 111,261,825 shares of Common Stock outstanding as of February 21, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 25, 2025.
- AG GP LLC (CIK 0001064683): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,692,993; sole dispositive power 0; shared dispositive power 9,692,993; aggregate amount beneficially owned 9,692,993 (8.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 111,261,825 shares of Common Stock outstanding as of February 21, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 25, 2025.
- COULTER, JAMES G (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,692,993; sole dispositive power 0; shared dispositive power 9,692,993; aggregate amount beneficially owned 9,692,993 (8.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 111,261,825 shares of Common Stock outstanding as of February 21, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 25, 2025.
- WINKELRIED JON (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,692,993; sole dispositive power 0; shared dispositive power 9,692,993; aggregate amount beneficially owned 9,692,993 (8.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 111,261,825 shares of Common Stock outstanding as of February 21, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Anywhere Real Estate Inc.
Comment: This Amendment No. 6 (the "Amendment") amends and supplements the Schedule 13D filed by the relevant Reporting Persons on November 23, 2022, as amended and supplemented by Amendment No. 1 filed on June 26, 2023, Amendment No. 2 filed on October 12, 2023, Amendment No. 3 filed on November 2, 2023, Amendment No. 4 filed on November 13, 2023 and Amendment No. 5 filed on February 12, 2024 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the first, second and third paragraphs of Item 2(a) of the Original Schedule 13D in their entirety as set forth below:

"This Schedule 13D is being filed jointly on behalf of TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo Gordon"), AG GP LLC, a Delaware limited liability company ("AG GP"), James G. Coulter and Jon Winkelried (each, a "Reporting Person" and collectively, the "Reporting Persons"). The business address of each of TPG GP A, James G. Coulter and Jon Winkelried is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The business address of each of Angelo Gordon and AG GP is 245 Park Avenue, 26th Floor, New York, New York 10167.

TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company, which is the general partner of each of (a) Alabama Investments (Parallel), LP, a Delaware limited partnership, (b) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, and (c) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, which, collectively with TPG Group Holdings (SBS), L.P., Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of AG GP, which is the general partner of Angelo Gordon, which is the manager to certain managed accounts and investment fund vehicles (collectively, the "Accounts") that directly hold an aggregate of 9,692,993 shares of Common Stock.

Because of the relationship of TPG GP A to the Accounts, TPG GP A may be deemed to beneficially own the shares of Common Stock held in the Accounts. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the shares of Common Stock held in the Accounts. Messrs. Coulter and Winkelried disclaim beneficial ownership of the shares of Common Stock held in the Accounts except to the extent of their pecuniary interest therein"
Residence or business address:
This Amendment amends and restates Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Bradford Berenson (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jordan Kolar (Vice President)

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Angelo Gordon / AG GP (the "AG GP Officers"). All addresses are 245 Park Avenue, 26th Floor, New York, New York 10167.

Adam Schwartz (Managing Partner)
Frank Stadelmaier (Chief Operating Officer)
Brian Sigman (Chief Financial Officer)
Christopher Moore (General Counsel)
Martin Davidson (Chief Accounting Officer)
Joann Harris (Chief Compliance Officer)
Steven Willmann (Treasurer)
Jean-Baptiste Garcia (Vice President)"
Present principal occupation or employment:
This Amendment amends and restates Item 2(c) of the Original Schedule 13D in its entirety as set forth below:

"The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of Angelo Gordon is the management of assets in its capacity as manager to certain managed accounts and investment fund vehicles.

The principal business of AG GP is acting as the general partner of Angelo Gordon.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG and officer, director and/or manager of other affiliated entities.

See response to Item 2(b) above."
Criminal convictions in the last five years:
This Amendment amends and restates Item 2(d) of the Original Schedule 13D in its entirety as set forth below:

"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers or AG GP Officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years:
This Amendment amends and restates Item 2(e) of the Original Schedule 13D in its entirety as set forth below:

"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers or AG GP Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."
Citizenship:
This Amendment amends and restates Item 2(f) of the Original Schedule 13D in its entirety as set forth below:

"Each of Messrs. Coulter, Winkelried and the TPG GP A Officers and AG GP Officers is a United States citizen."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following:

"The Noteholder currently holds $146,932,000 in aggregate principal amount of 7.000% Second Lien Senior Secured Notes due 2030."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a)-(b) of the Original Schedule 13D in its entirety as set forth below:

"The following sentence is based on a total of 111,261,825 shares of Common Stock outstanding as of February 21, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 25, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 9,692,993 shares of Common Stock, which constitutes approximately 8.7% of the outstanding shares of Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment amends and supplements Item 6 of the Original Schedule 13D as follows:

"The Accounts have established a position in cash-settled equity swaps that in the aggregate represent economic exposure comparable to a notional interest in 8,136,546 shares of Common Stock (representing economic exposure comparable to approximately 7.3% of the outstanding shares of Common Stock). Under the terms of the swaps, (i) the Accounts will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Accounts any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The Reporting Persons' counterparty is Nomura Global Financial Products Inc. The swaps do not give the Reporting Persons or the Accounts direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

In addition, other investment vehicles that may be deemed to be controlled by the Reporting Persons hold $16,300,000 aggregate principal amount of the Issuer's 5.75% Senior Notes due 2029 and no longer hold any of the Issuer's 5.25% Senior Notes due 2030. In addition, the Accounts hold $21,587,000 aggregate principal amount the Issuer's 0.25% Exchangeable Senior Notes due 2026 (the "Exchangeable Notes"). The Accounts have the right before March 15, 2026 to exchange their Exchangeable Notes upon the occurrence of certain events described in the indenture governing the Exchangeable Notes. On or after March 15, 2026, the Accounts may exchange their Exchangeable Notes at any time at their election until the close of business on the second scheduled trading day immediately before the June 15, 2026 maturity date of the notes. Upon exchange, the Issuer will pay cash up to the aggregate principal amount of the Exchangeable Notes to be exchanged and pay or deliver, as the case may be, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Issuer's election, in respect of the remainder, if any, of its exchange obligation in excess of the aggregate principal amount of the Exchangeable Notes being exchanged. The initial exchange rate for the Exchangeable Notes is 40.8397 shares of Common Stock per $1,000 principal amount of notes (which represents an initial exchange price of approximately $24.49 per share of Common Stock). The exchange rate and exchange price of the Exchangeable Notes are subject to customary adjustments upon the occurrence of certain events.

The Reporting Persons may enter into additional securities, or swaps for additional securities, of the Issuer depending on market conditions and may increase or decrease its economic exposure through such additional securities, swaps or other derivative instruments."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement of Joint Filing, dated November 1, 2023, by and among Issuer, TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG GP LLC, David Bonderman, James G. Coulter and Jon Winkelried (incorporated by reference to Amendment No. 3 to this Schedule 13D filed by the Reporting Persons with the Commission on November 2, 2023).

2. Exchange Agreement, dated July 25, 2023, by and among Issuer, Anywhere, Anywhere Co-Issuer, Intermediate Holdings, and the Subsidiary Guarantors and the Noteholder (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A filed by the Issuer with the Commission on July 26, 2023).

## Signatures
- TPG GP A, LLC: /s/, Bradford Berenson / General Counsel (03/12/2025)
- Angelo, Gordon & Co., L.P.: /s/, Christopher Moore / Authorized Signatory of GP (03/12/2025)
- AG GP LLC: /s/, Christopher Moore / Authorized Signatory (03/12/2025)
- COULTER, JAMES G: /s/, Gerald Neugebauer, on behalf of James G. Coulter (1) (03/12/2025)
- WINKELRIED JON: /s/, Gerald Neugebauer, on behalf of Jon Winkelried (2) (03/12/2025)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).